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                            QUAKER STATE CORPORATION
                         225 East John Carpenter Freeway
                               Irving, Texas 75062

                                December 29, 1998


The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C.  20549

         Re:      Registration Statement on Form S-3
                  (Registration No. 333-33133) of Quaker State Corporation

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Quaker State Corporation (the "Company") respectfully requests permission to withdraw from registration its Registration Statement on Form S-3 (Registration No. 333-33133) (the "Registration Statement"), originally filed April 7, 1997. The reason for the request is that the Company has entered into an Agreement and Plan of Merger pursuant to which, among other things, a wholly-owned subsidiary of Pennzoil Company will be merged with and into the Company and the Company will thereby become a wholly-owned subsidiary of Pennzoil Company (collectively, the "Merger"). Pennzoil and the Company do not anticipate using the Registration Statement to issue securities of the Company following the consummation of the Merger.

         The Company respectfully requests that the Securities and Exchange Commission, in accordance with Rule 477, consent to the withdrawal of the Registration Statement and enter an order granting such withdrawal.

                                           Very truly yours,

                                           QUAKER STATE CORPORATION


                                           By: /s/ CONRAD A. CONRAD
                                              ---------------------------------
                                              Conrad A. Conrad
                                              Vice Chairman
cc:      H. Roger Schwall
         Elizabeth Quigley
         Alan Morris
         Paul E. Konney
         Richard Winkler
         Jeffrey A. Chapman